Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

April 27, 2017

VIA EDGAR

Sheila Stout

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Business Development Corporation of America – Post-Effective Amendment No. 1 to Registration Statement on Form N-2

Dear Ms. Stout and Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 20, 2017 and April 21, 2017 regarding the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on March 24, 2017 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments:

1.	Comment: Please note that the Company will need to obtain a new consent from its auditor to be attached to the next amendment to the Registration Statement.

Response: The Company confirms that it will obtain a new consent from its auditor to be attached to the next amendment to the Registration Statement.

2.	Comment: Because more than 10% of the Company’s investments are in the equity and junior debt tranches of collateralized loan obligation investment vehicles (the “Collateralized Securities”), please include additional risk factors highlighting the risks associated with investments in Collateralized Securities.

Response: The Company has revised the disclosure as requested. In addition, as disclosed in the Portfolio and Investment Activity section of the Company’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations on page 52 of the December 31, 2016 Form 10-K, the Company disclosed CLOs as a percentage of total portfolio at fair value. CLOs represented 10.4% at December 31, 2016 versus 11.3% at December 31, 2015. The CLO portfolio as a percentage of total is expected to decline over time as principal pay downs received each quarter reduce the amount outstanding. In addition, the Company sold one CLO during the quarter ended March 31, 2017 further reducing the Company’s exposure to CLOs by approximately $30.0 million.

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U.S. Securities and Exchange Commission April 27, 2017 Page 2

3.	Comment: The Staff notes that the Company is invested in other funds, however the Staff did not see a line item for “Acquired Fund Fees and Expenses” in the Company’s fee table. Please include this line item. In addition, please include a footnote to this line item, similar to that included by New Mountain Finance Corporation and WhiteHorse, regarding the Company’s investment in NMFC Senior Loan Program I, LLC.

Response: The Company has revised the disclosure as requested.

4.	Comment: The Staff directs the Company’s attention to the “Portfolio Company” table in the Registration Statement. Please note that pursuant to Item 8.6.a., instruction 2, to Form N-2, the Company must provide a separate description of each portfolio company that represents more than 5% of the Company’s total assets. The Staff notes that such a description is required for Kahala. Please include this description and provide a description for any other portfolio companies that pass the 5% threshold.

Response: The Company has revised the disclosure as requested.

5.	Comment: The Staff notes that the Company’s investment in Kahala includes a “profit participating note.” Please explain what a “profit participating note” is and explain the valuation methodology used to value the “profit participating note.”

Response: A “profit participating note” provides the Company with an interest in Kahala similar to an equity interest. The profit participating note entitles the Company to receive a portion of the profits and dividends generated by Kahala Ireland Opco DAC.  The term of the profit participating note is 29 years and it does not bear a fixed interest rate.  The Company treats the profit participating note as equity for US GAAP purposes and values it in accordance with its equity valuation methodology. Specifically, the Company values the profit participating note based on the net implied equity value. As with its other investments, the Company engages an independent third party valuation firm to review the valuation.

6.	Comment: On page F-5 in the Company’s Consolidated Statement of Operations, the Staff notes that the line item “Other general and administrative” is greater than 5% of total expenses. Please confirm that there is no other single expense that needs to be separately identified. The Staff reminds the Company that any single expense accounting for 5% of the total must be separately disclosed.

Response: The Company hereby confirms that there is no one item included in the “Other general and administrative” line item that is greater than 5% of total expenses.

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7.	Comment: On page F-5 in the Company’s Consolidated Statement of Operations, the Staff notes that the Company recorded income tax expense for the year ended December 31, 2016 of approximately $1.1 million. Please explain what portion of this expense item represents excise tax. In addition, please explain whether the Company expects to pay excise tax on a going forward basis.

Response: The Company hereby confirms that all of this expense represented excise tax. Further, the Company hereby confirms that it expects to continue to pay excise tax on a going forward basis as a result of the current difference in the Company’s taxable income as compared to its GAAP income. If annual taxable income exceeds the amount distributed, the Company will pay an excise tax as required under Internal Revenue Code Section 4982.

8.	Comment: On page F-7 in the Company’s Consolidated Statements of Changes in Net Assets, the Staff notes that the Company is reporting a return of capital; however, the Staff notes that page 10 of the Registration Statement states that there was no return of capital for tax purposes. Please explain this inconsistency and revise the disclosure accordingly if required. The Staff notes that, if there was a return of capital, then the Company should change all references to “dividends” to “distributions” in the Registration Statement and any other forms of shareholder communication, including notices issued pursuant to Section 19(a) and shareholder presentations.

Response: As explained in response to comment #7 above, the Company has a current difference in taxable income as compared to GAAP income. In addition, the Company hereby confirms that it has changed all references from “dividends” to “distributions” where such references refer to the Company’s payments to its shareholders. Any remaining references refer to dividends that the Company receives from its portfolio company investments.

9.	Comment: On page F-27 in “Note 2 – Summary of Significant Accounting Policies – Basis of Presentation,” please confirm that the Company has listed all of its consolidated entities, including subsidiaries and holding companies. If revision is required, please confirm that the Company will revise in all future filings with the SEC.

Response: The Company hereby confirms that it has listed all of its consolidated subsidiaries and consolidated holding companies in the second paragraph under “Note 2 – Summary of Significant Accounting Policies – Basis of Presentation.” Further, the Company notes that the term “consolidated holding companies” is defined in the last sentence of that paragraph.

10.	Comment: On pages F-55-57 in the Financial Highlights table included in Note 14 to the financial statements, please disclose only the expense ratio that is required by Form N-2 (the net expense ratio) and include any supplemental ratios via footnote to the financial highlights table.

Response: The Company hereby agrees to revise the ratio presentation in the Financial Highlights table in its future quarterly and annual reports.

11.	Comment: On pages F-55-57 in the Financial Highlights table included in Note 14 to the financial statements, the Staff notes that footnote 8 to the table provides that offering costs are not included as an expense in the calculation of this ratio. Please explain to the Staff why offering costs are not included as an expense in the calculation of this ratio. For example, is it because the Company is no longer selling shares in its continuous offering? In addition, please confirm that offering costs are not included in prior years because the Company capitalized these costs.

Response: Offering costs are not included as an expense in the calculation of the ratio because the Company is no longer selling shares of its common stock in a continuous offering. The Company directs the Staff to its response to this same comment received last year in connection with the Staff’s review of this Registration Statement, in which the Company provided the following explanation regarding its prior accounting treatment of offering costs:

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During the period that the Company was continuously offering shares of common stock, it accounted for its offering costs in a manner consistent with the requirements of Staff Accounting Bulletin No. 5 (“SAB 5”). Under SAB 5, offering “costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” rather than treated as an expense and amortized over a 12-month period on a straight-line basis, as provided under ASC 946-20-35-5. The Company notes that, although the Company’s method of accounting for offering costs was consistent with the manner in which such costs were disclosed by other business development companies, it acknowledges that the Staff does not agree with its prior method of accounting.

In response to the Staff’s comment, the Company has revisited its policy regarding the accounting treatment of such offering costs and concluded that, on a going forward basis, it will defer offering costs incurred as an asset on the balance sheet and recognize the deferred charge to expense over 12 months on a straight-line basis. However, the Company reminds the Staff that ASC 946-20-35-5 is no longer applicable to the Company because it is no longer selling shares of its common stock and ceased any such sales as of April 30, 2015.

In connection with this change in accounting treatment, the Company has performed an analysis regarding whether this change constitutes a material or immaterial correction of an error. After completing a materiality analysis under SAB 99-1, the Company concluded that the change in accounting treatment is categorized as an immaterial correction of an error and was not significant to the Company’s investor base prior to the issuance of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2016. As part of this analysis, the Company emphasized the following factors for the fiscal years ended December 31, 2012 through 2015:

•	The correction does not directionally change net investment income.
•	The correction does not directionally change net increase in net assets resulting from operations.
•	The correction would not have impacted dividend rates to investors because the Company has maintained a fixed dividend.

In addition, KPMG, LLP, the Company’s independent registered public accounting firm for the current fiscal year as well as the fiscal years ended December 31, 2014 and 2015, agrees with the Company’s conclusion that the change in accounting treatment was an immaterial correction of an error and would not require a restatement of its financial statements. KPMG also agrees with the Company’s assessment that there is no on-going impact from this change in accounting treatment because all of the Company’s offering costs have been fully recognized as a decrease to net assets. In addition, Grant Thornton LLP, the Company’s former registered public accounting firm for the fiscal years ended December 31, 2012 and 2013, agrees with the Company’s conclusion that the change in accounting policy was an immaterial correction of an error and would not require a restatement of its financial statements.

12.	Comment: Regarding the attached financial statements for Kahala, please provide a consent from the auditor as an exhibit to the next filing of the Registration Statement.

Response: The Company has included the Kahala consent as Exhibit (n)(3) to the Registration Statement.

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13.	Comment: On page F-62 the Staff notes that the Company discloses that it filed the audited financial statements of Kahala as Exhibit 99.1 to the Company’s 2015 Annual Report on Form 10-K. The Company notes that this reference only refers to the location of the prior year’s audited financial statements but does not otherwise disclose where the 2016 audited financial statements of Kahala can be located. Please explain.

Response: The Company notes that the reference that the Staff refers to on page F-62 follows the 2015 Schedules of Investments and Advances to Affiliates and therefore the reference to the 2015 audit of Kahala is properly placed. The Company did not include a similar reference to the Kahala audit following the 2016 Schedules of Investments and Advances to Affiliates on page F-60 but hereby undertakes to include such reference in future filings.

14.	Comment: The Staff reminds the Company that it should include a clear reference to the location of the financial statements included as required by SEC Rule 3-09 in order to ensure that a shareholder can easily access the information.

Response: The Company confirms that it will include a clear reference to the location of any financial statements being filed as a result of SEC Rule 3-09 in future filings.

15.	Comment: On page F-60 in the table entitled “Schedules of Investments and Advances to Affiliates” in Note 17 to the Company’s consolidated financial statements, the Staff notes that footnote 4 to that table describes the Company’s investment in Capstone Nutrition as deemed to be significant under Rule 4-08(g) of Regulation S-X as of December 31, 2016. Please confirm that this is accurate. If so, the Staff could not locate the summarized financial information required to be included in the notes to the Company’s financial statements for Capstone Nutrition by 4.08(g).

Response: The Company notes that the information included in footnote 4 was intended to satisfy the summary financial information requirement of Rule 4-08(g) of Regulation S-X. This presentation was consistent with past disclosure provided by the Company in response to the summary financial requirements of Rule 4-08(g).

16.	Comment: On page F-62 in the table entitled “Schedules of Investments and Advances to Affiliates” in Note 17 to the Company’s consolidated financial statements, the Staff notes that the Company’s investment in Park Ave was deemed not to be significant as of the year ended December 31, 2016 but was deemed to be significant as of the year ended December 31, 2015. The disclosure on page F-62 provides that the financial information has been included for comparative purposes but the Staff cannot locate where such financial information has been provided.

Response: The Company directs the Staff to the summary financial information included in footnote (2) at the top of page F-62.

Legal Comments:

17.	Comment: The Staff requests that the Company add back disclosure included in the Prospectus Summary section of the Registration Statement regarding junk bonds that was included in the prior Registration Statement. The Staff notes that this disclosure should mirror the disclosure included on the front cover of the Prospectus.

Response: The Company has revised the disclosure as requested.

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18.	Comment: In the Prospectus Summary section, and throughout as required, please include a description of the Company’s maturity policy/expectations with respect to its portfolio company investments. The Staff notes that the prior Registration Statement provided that the maturity would range from 5 to 10 years.

Response: The Company has revised the disclosure as requested.

19.	Comment: In the Risk Factors sub-section of the Prospectus Summary section, please revise the disclosure as follows:

a.	Provide a risk with regard to tender offers being limited to proceeds of the DRIP plan and ensure that such risk factor also references the fact that recent tender offers have been oversubscribed.

b.	Please include the definition of the term “return of capital definition,” which was included in this section of the prior Registration Statement.

c.	Please ensure that all references to the term “dividends” are changed to reference “distributions” to the extent that such terms references payment from the Company to its shareholders.

d.	Please add back disclosure included in this section of the prior Registration Statement regarding the credit quality of the Company’s portfolio company investments.

e.	Please add back the reference to CLOs, which was included in this section of the prior Registration Statement.

Response: The Company has revised the disclosure as requested.

20.	Comment: Please include a more detailed description that the Company’s investment strategy includes investments in CLOs.

Response: The Company has revised the disclosure as requested.

21.	Comment: In the Share Repurchase Program sub-section of the Prospectus Summary section, please include disclosure that the Company currently intends to limit its repurchases under its share repurchase programs to the amount of proceeds from its distribution reinvestment plan (the “DRIP”). In addition, please include disclosure emphasizing that the Company’s recent tender offers have been oversubscribed.

Response: The Company has revised the disclosure as requested.

22.	Comment: The description of the Company’s base management fee paid to its investment adviser under its investment advisory agreement no longer refers to the defined term “average gross assets.” Please add this disclosure or explain why the defined term has been deleted.

Response: The Company has revised the disclosure as requested.

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23.	Comment: Please include a description of the manner in which the Company’s administrator is compensated under the administration agreement throughout the Registration Statement as appropriate.

Response: The Company has revised the disclosure as requested.

24.	Comment: The Staff notes that the second example following the Fee Table references the “subordinated income incentive fee.” Please revise this disclosure because the Company no longer refers to this fee as “subordinated.”

Response: The Company has revised the disclosure as requested.

25.	Comment: The Staff notes that the example following the Fee Table includes the following language, “and the expenses in the tables above.” Please revise this statement in accordance with Item 3, Instruction 11(d) to Form N-2 so that it only provides that “This example should not be considered a representation ….”

Response: The Company has revised the disclosure as requested.

26.	Comment: The Staff notes that the example following the Fee Table includes the term “DRIP.” Please ensure that this is defined as “distribution reinvestment plan” rather than a “dividend reinvestment plan.”

Response: The Company has revised the disclosure as requested.

27.	Comment: The Staff directs the Company to the Selected Financial Data section. Under the line item “Distributions declared” under the “Consolidated per share data” sub-section, please include a line item entitled “return of capital included in the above distribution” or something similar.

Response: The Company has revised the disclosure as requested and will include the requested line item based on amounts disclosed in the Company’s Consolidated Statements of Changes in Net Assets.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0523.

Sincerely,
/s/ Lisa A. Morgan
Lisa A. Morgan